OMB APPROVAL
OMB Number:	3235-0360
Expires:	February 28, 2018
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-7874				April 15, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exactname of investment company as specified in registration statement:

JPMorgan Insurance Trust
4. Addressof principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate fund of JPMorgan Insurance Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 15, 2016, and from December 31, 2015 through April 15, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 15, 2016, and from December 31, 2015 through April 15, 2016, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Insurance Trust

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola
Assistant Treasurer

January 24, 2017
Date

Appendix A

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Global Allocation Portfolio

JPMorgan Insurance Trust Income Builder Portfolio

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of JPMorgan Insurance Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate fund of JPMorgan Insurance Trust) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 15, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 15, 2016, and with respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of our last examination) through April 15, 2016:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management;

•	Confirmation of all securities of the Funds held at Depository Trust Company and the Federal Reserve Bank of New York in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian; and

•	Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 15, 2016 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Insurance Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
New York, New York
January 24, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Appendix A

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust Global Allocation Portfolio

JPMorgan Insurance Trust Income Builder Portfolio

JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

JPMorgan Insurance Trust Mid Cap Value Portfolio

JPMorgan Insurance Trust Small Cap Core Portfolio

JPMorgan Insurance Trust U.S. Equity Portfolio

2 of 2